Exhibit 12.2

Washington Prime Group, L.P.
Computation of Ratios of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings before fixed charges:
Net (loss) income from continuing operations	$(104,122)	$205,455	$187,334	$156,390	$159,860
Income tax expense	849	1,215	196	165	157
Loss (income) from unconsolidated entities	1,247	(973)	(1,416)	(1,028)	143
Remeasurement gains from unconsolidated entities	—	(99,375)	—	—	—
Distributions from unconsolidated entities	223	1,004	2,110	2,558	129
Fixed charges	141,975	82,840	56,219	59,429	55,938
Capitalized interest	(1,781)	(283)	(1,019)	(442)	(472)
Earnings before fixed charges	$38,391	$189,883	$243,424	$217,072	$215,755

Fixed charges:
Interest expense (1)	$139,929	$82,452	$55,058	$58,844	$55,326
Capitalized interest	1,781	283	1,019	442	472
Portion of rents representative of the interest factor	265	107	142	143	140
Total fixed charges	$141,975	$82,842	$56,219	$59,429	$55,938

Ratio of earnings to fixed charges	0.27	2.29	4.33	3.65	3.86

(1) Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.
(2) The shortfall of earnings to fixed charges for the year ended December 31, 2015 was $103,584. This shortfall resulted from the $31,653 of merger and transaction costs and $147,979 of impairment loss that we incurred during the year ended December 31, 2015.